February 6, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mitchell Austin
Claudia Rios

Re:	Epsilon Energy Ltd.
Registration Statement on Form S-3
Filed January 17, 2023
File No. 333-269267

Acceleration Request

Requested Date:	February 9, 2023
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Epsilon Energy Ltd. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-269267) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes David R. Earhart of Gray Reed & McGraw LLP, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to David R. Earhart of Gray Reed & McGraw LLP, at (469) 320-6041. Please direct any questions or comments regarding this acceleration request to David R. Earhart.

Sincerely,

EPSILON ENERGY LTD.

By:	/s/ Andrew Williamson
Andrew Williamson
Chief Financial Officer

cc:	David R. Earhart
Gray Reed & McGraw LLP